Exhibit 99.1

NEWS RELEASE

Ripple Lake updates 2005 fieldwork

and status of U.S. 20-F registration

Vancouver BC – November 24, 2005 - Mr. Robert R. Lipsett is pleased to report that it has received notice from the Company’s U.S. attorneys that the United States Securities and Exchange Commission has no further comments regarding the Company’s Form 20-F registration statement.

The Company also reports that the 2005 Phase 2 fieldwork for both the KMD (Nunavut) and TCH (Ontario) projects has been completed. Fieldwork included extensive sampling and airborne magnetic surveys at both projects in an effort to delineate Phase 3 drill targets.

The sample concentrates have been delivered to the KMD/Institute of Diamonds Laboratory in Moscow to be processed and for mineralogical analysis. They will be treated with heavy liquids, by magnetic and paramagnetic separation, and studied for the presence of KIM’s: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine.  KIM’s recovered in the laboratory will be examined in detail using a scanning electron microprobe (SEM) for morphological clues, and then by an electron microprobe, for more detailed chemical study. Final results are anticipated in early 2006.

The Company has accepted Chris Pollard’s resignation from the Board and thanks him for past services and wishes him well in his future endeavours.

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Ripple Lake's technical team is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists. For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.